UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution on Cash Dividend Payment

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

On August 18, 2026 at the Board of Directors meeting, POSCO resolved to pay interim cash dividend as follows:

Cash Dividend per Share (KRW)	687

Record Date	June 30, 2026

Provisional Dividend Payment Date	September 10, 2026

Total Cash Dividend Amount (KRW)	66,282,189,375

- Dividend payment date shall follow within 1 month from the date of board resolution according to the Article 464-2 of the Korean Commercial Law.

- POSCO is a wholly owned subsidiary of POSCO HOLDINGS, and therefore, the dividend will be fully paid to POSCO HOLDINGS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)
Date: August 18, 2026	By	/s/ HAN, Young Ah
(Signature)
Name: HAN, Young Ah
Title: Executive Vice President